SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 0-23199

                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K   |_| Form 11-K   |_| Form 20-F   |X| Form 10-QSB
                |_|  Form N-SAR

For Period Ended:  June 30, 2000
                  --------------
|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on From N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:
                                         -----------------------------

  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Win-Gate Equity Group, Inc.
                          ---------------------------
Former name if applicable
                         -------------------------------

Address of principal executive office (Street and number):
                    100 North Biscayne Boulevard, Suite 2500
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City, state and zip code:
                              Miami, Florida 33132
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
|X| prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

                  The Company is experienceing delays in the completion of its year-end audit for the fiscal year ended March 31, 2000. Accordingly, the Company is unable to complete the unaudited financial statements to be included in its Quarterly Report on Form 10-QSB. This Notification of Late Filing is being submitted to preserve the timeliness of the filing of the Quarterly Report on Form 10-QSB.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
             Gayle Coleman, Esq.           (561)              241-7400
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                  (Name)               (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

                Amendment to Annual Report on Form 10-KSB for the period ending December 31, 1999; Annual Report on Form 10-KSB for the period ending March 31, 2000

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                             |x|Yes  |_|  No

                  This period reflects the acquisition of Globaltron Communications Corporation which represents the first active business operations of the Company. For the corresponding period prior to such acquistion, the Company had no active business operations.

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Win-Gate Equity Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14,2000                           By   /s/ Gary D. Morgan
      --------------                                --------------------------
                                                     Gary D. Morgan
                                                     Chief Executive Officer